FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP CONTINUES TO RECOMMEND REJECTION OF MINI-TENDER OFFER BY TRC CAPITAL

VANCOUVER, BRITISH COLUMBIA - (CCNMatthews - September 18, 2006) - GOLDCORP INC. (TSX:G)(NYSE:GG) announced that it has received a notification that TRC Capital Corporation has decreased its unsolicited “mini-tender” offer price for up to 3,000,000 Common Shares of Goldcorp to $27.75 per share from $32.50 per share.

Goldcorp continues to recommend that its shareholders reject this unsolicited offer. Goldcorp wishes to inform its shareholders that it is not associated with TRC Capital, the offer or the offer documentation.

TRC Capital has made numerous unsolicited “mini-tender” offers for shares of other companies. “Mini-tender” offers are offers to purchase a small percentage of a company’s shares, thereby avoiding most of the filing, disclosure and procedural requirements of Canadian and Untied States federal security legislation.

Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tinder offers and that they consult their investment advisors regarding these types of offers. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm. Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

Goldcorp advises shareholders to consult their financial advisors and to exercise caution with this offer. Goldcorp understands that shareholders who have already tendered to the offer may withdraw their common shares by providing the written notice described in the TRC Capital offering document prior to the expiration of the offer.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to be approximately 1.8 million ounces on an annualized basis, at total cash cost of less than US$100 an ounce. In the second half of 2006, production is expected to be 950,000 ounces. The Company does not hedge its gold production.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: 604-696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: September 18, 2006	/s/Tanya Todd
Name: Tanya Todd
Title: Mgr. Corporate Communications